Exhibit 15.2

Consent of independent registered public accounting firm

We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 333-200788) of our report dated February 17, 2015 with respect to the consolidated statement of financial position of Orange and subsidiaries (the “Group”) as of December 31, 2014, and 2013, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders' equity and consolidated statement of cash flows for each of the two years ended December 31, 2014, which report appears in this Annual Report on Form 20-F for the year ended December 31, 2015.

/s/ DELOITTE & ASSOCIES

Neuilly-sur-Seine

April 4, 2016